SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 3, 2016

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Confidential

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Patrick Kuhn

Ms. Claire Erlanger

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 ZTO Express (Cayman) Inc. (CIK No. 0001677250)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on June 23, 2016

Dear Mr. McWilliams, Ms. Griffith, Mr. Kuhn and Ms. Erlanger:

On behalf of our client, ZTO Express (Cayman) Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 20, 2016 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 23, 2016 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.                                      Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

In response to the Staff’s comment, the Company has provided in Annex A hereto mock-ups of the pages in the Revised Draft Registration Statement that include pictures or graphics.  The Company will provide copies of the remaining graphics or artwork that will be included in the prospectus as soon as those materials become available.

2.                                      Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), is presented to potential investors, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of the research report promptly.

Prospectus Summary, page 1

Our Business, page 1

3.                                      Please balance your disclosure concerning growth rates and operating margins to include information about the top five Chinese express delivery companies that you reference in the first paragraph of this section. Disclose your market share and what portion of the overall market share is attributable to those five companies. Advise investors that your past growth rate may not be indicative of future growth.

In response to the Staff’s comment, the Company has revised disclosure on pages 2, 3 and 17 of the Revised Draft Registration Statement.

4.                                      We note your presentation on page 1 of the Summary and in MD&A and the Business Section of compound annual growth rates. Because CAGR does not reflect volatility, please accompany your CAGR presentations with supporting numbers for each year, or tell us why this information is not material in each instance where you have disclosed CAGR.

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 68 and 100 of the Revised Draft Registration Statement.

5.                                      Please clarify the meaning of your disclosure at the top of page 2 stating that you also foster an effective and transparent system which enables your network partners to transfer their business and benefit from any value appreciation of the business.

In response to the Staff’s comment, the Company has revised disclosure on pages 2 and 99 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

6.                                      Please expand the third paragraph of this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure, and the most material risks.

In response to the Staff’s comment, the Company has revised disclosure on pages 4, 61 and 62 of the Revised Draft Registration Statement.

7.                                      We note your disclosure in the first full risk factor on page 33 that, after the offering, your executive officers, directors, principal shareholders and their affiliates will be able to exert substantial influence over matters requiring shareholder approval. Please disclose these shareholders’ percentage ownership, giving effect to the offering, and summarize any governance arrangements, such as any investors’ rights agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the public company.

The Company has disclosed the current beneficial ownership of each of its directors, officers and principal shareholders on page 135 of the Revised Draft Registration Statement and will disclose their beneficial ownership immediately after the completion of the offering when the estimated offering size, including shares to be issued by the Company and shares to be sold by the existing shareholders, if any, becomes available. The Company will also update the disclosure to describe any governance arrangement relating to shareholders' rights if and when such arrangement is confirmed.

Summary Consolidated Financial Data, page 10

8.                                      Refer to the table on page 13 in which you present summarized pro forma revenues and pro forma operating cost. It does not appear that this presentation complies with Article 11 of Regulation S-X. We note that you do not present a full set of pro forma financial statements, that you present two fiscal years, and that there is no disclosure or explanation of the pro forma adjustments made. Please conform this presentation to the requirements of Article 11 of Regulation S-X or, in the alternative, remove the presentation. Please similarly revise your disclosure on page 74 within MD&A.

In response to the Staff’s comment, the Company has removed the referenced pro forma presentations on pages 13 and 74 of the Draft Registration Statement. Nevertheless, the Company believes that certain pro forma presentations will provide potential investors with a more comprehensive understanding of the impact of those acquisitions on its business. The Company has therefore added pro forma income from operations presentation in Note 3 to its consolidated financial statements on page F-27 of the Revised Draft Registration Statement.

Risk Factors, page 14

A severe or prolonged downturn in the PRC or global economy, page 25

9.                                      Please revise this risk factor by describing the risks of intermediate- to long-term demographic changes in the PRC workforce to the productivity and growth rates of the Chinese economy.

In response to the Staff’s comment, the Company has revised disclosure on page 24 of the Revised Draft Registration Statement.

The title defects with respect to encumbrances on certain land buildings may cause interruptions to our business operations, page 29

10.                               Please place the risks described here in context by briefly describing the nature of the 45 buildings for which you are presently registering use and ownership rights, the anticipated length of time to complete the process of obtaining use and ownership rights, and whether you have received any adverse decisions from relevant government authorities.

In response to the Staff’s comment, the Company has revised disclosure on page 28 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Key Line Items and Specific Factors Affecting Our Results of Operations, page 69

11.                               Please quantify the percentage of express delivery services revenues attributable to network partners and the percentage attributable to direct provision.

In response to the Staff’s comment, the Company has revised disclosure on page 69 of the Revised Draft Registration Statement.

Results of Operations, page 71

12.                               To the extent you attribute year-over-year changes in revenues, costs of revenues, gross profit, and operating expenses to more than factor, please quantify each factor contributing to the change.

In response to the Staff’s comment, the Company has revised disclosure on pages 74 and 75 of the Revised Draft Registration Statement.

Critical Accounting Policies

Fair Value of our Ordinary Shares, page 82

13.                               We note that you have provided a table with the fair value of your ordinary shares estimated at different times prior to your initial public offering. Please explain to us the nature of the amount in the “Equity Value” column and tell us how the amount was calculated or determined.

The Company respectfully advises the Staff that “Equity Value” refers to the indicative value of all equity interests in the Company, including the value of issued and outstanding ordinary shares, non-contingent ordinary shares relating to the 2015 acquisitions and series A convertible redeemable preferred shares. The Company adopted the income approach, in particular, the discounted cash flow (“DCF”) method, to analyze the indicative value of all equity interests in the Company. The DCF method indicates the value of the Company based on the cash flows that it estimates can be generated through operations. This is done by discounting future cash flows to their present value using a rate of return which reflects the relative risk of the Company.  In addition, the Company also considered the market approach, for example, by reviewing key value indicators, such as multiples of Enterprise Value/EBIT, and the valuation conclusion was within the acceptable value range based on the market approach.

In response to the Staff’s comment, the Company has revised disclosure on page 82 of the Revised Draft Registration Statement.

Industry, page 92

Emergence of Express Delivery Industry in China’s E-Commerce Boom, page 94

14.                               Please expand the bullet point “Third-party logistics” on page 95 to explain the company’s reliance, if any, on China Smart Logistics for access to shipments by Alibaba. We note in this regard the last risk factor on page 14.

In response to the Staff’s comment, the Company has revised disclosure on page 94 of the Revised Draft Registration Statement.

Business, page 99

Information Technology and Intellectual Property, page 112

15.                               Please expand your disclosure in this section to include a discussion of the steps you have taken, if any, to protect the customized software that you use in your business. If you have not put such protections in place, please expand the relevant risk factor to discuss the possibility that the software could be compromised.

In response to the Staff’s comment, the Company has revised disclosure on page 112 of the Revised Draft Registration Statement.

16.                               We note your disclosure that you are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of your employee and you have not made adequate employee benefit payments. You may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. Please revise the notes to the financial statements to disclose the nature of this contingency and the range of exposure for the lack of adequate employee benefit payments.

In response to the Staff’s comment, the Company has revised Note 14 to its financial statements on page F-41 of the Revised Draft Registration Statement to add the referenced disclosure.  The Company has also revised the relevant disclosure on pages 42 and 123 of the Revised Draft Registration Statement.

Related Party Transactions, page 139

17.                               It appears that a number of the agreements in connection with related party transactions are not included in the exhibit index. Please file all materials agreements with related parties or confirm that all material agreements with major shareholders have been filed as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the exhibits index of the Revised Draft Registration Statements (the “Exhibit Index”).  The Company confirms that all material agreements with its principal shareholders as of the date hereof have been identified in the Exhibits Index.

Notes to Consolidated Financial Statements

Note 1: Organization and Principal Activities

2013 Restructuring, page F-9

18.                               We note that your 2013 Restructuring was accounted for as a put-together transaction and Shanghai Zhongtongji has been identified as the accounting acquirer of ZTO Express and the 15 network partners. We also note that the operating assets and equity investments transferred from Shanghai Zhongtongji to ZTO Express were recognized and measured at their historical cost basis and cash consideration was recorded as deemed distribution to the shareholders of Shanghai Zhongtongji. In light of the fact that it appears the 8 network partners that were acquired in January 2014 were already shareholders of ZTO express due to the 2013 Restructuring, please tell us, and revise your disclosure to explain why you believe that it was appropriate to account for the acquisition of the network partners as business combinations using acquisition accounting. As part of your response, please provide us with your analysis which supports your conclusion that Shanghai Zhongtongji is the accounting acquirer of ZTO Express and the 15 network partners.

The Company respectfully advises the Staff that:

Beginning in January 2013, in anticipation of a plan to obtain investment from third party institutional investors, the shareholders of Shanghai Zhongtongji and 15 network partners undertook a series of transactions to restructure the ZTO network (the “2013 Restructuring”).  In January 2013, the shareholders of Shanghai Zhongtongji and the 15 network partners established ZTO Express with a registered capital of RMB100,000 thousand.  Each investor contributed nominal cash for their respective pro-rata share of paid in capital in ZTO Express and the pro-rate share of capital was determined based on the historical profit of Shanghai Zhongtongji and each of the 15 network partners that were ultimately contributed.  However, as of January 2013, ZTO Express did not have any ownership in or control over Shanghai Zhongtongji or the 15 network partners or mechanism to compel the investors to transfer their interests in the underlying business. Furthermore, ZTO Express did not hold any assets except for the nominal cash contributed to establish the entity and the only business purpose for ZTO Express was to effect the 2013 Restructuring.  Accordingly, while it is correct that shareholders of the 8 network partners that were acquired in January 2014 were already shareholders of ZTO Express due to the 2013 Restructuring as the Staff notes, the initial step pursuant to which they became shareholders only established a framework for the transfer at a later date.

No individual shareholder (or group of shareholders who are related parties or otherwise have agreed to vote their shares in concert) hold or control a majority of the shares of ZTO Express.   Mr. Lai Meisong held approximately 40% of the equity interest, and Mr. Lai Jianfa held approximately 12% of the equity interest.  The remaining 48% equity interest was held by other shareholders with individual equity shareholding less than 10%.  The ownership percentages of ZTO Express at January 1, 2014 were as follows:

Ownership % in ZTO Express

Mr. Lai Meisong	40%

Mr. Lai Jianfa	12%

Shanghai Zhongtongji’s remaining shareholders as a group (excluding Mr. Lai Meisong and Mr. Lai Jianfa, whose equity interests are listed separately above)	16%

Non-Shanghai Zhongtongji’s shareholders	32%

The Company notes that in accordance with related PRC laws and regulations, an entity must obtain an express delivery license in each province it will be operating before the delivery business can commence. Accordingly, as a condition precedent to transferring control over the businesses, ZTO Express was required to obtain the requisite operating licenses in each of their respective provinces within the PRC, which was accomplished in December 2013. Upon obtaining the licenses, ZTO Express executed separate, legally enforceable agreements to acquire the productive assets of Shanghai Zhongtongji and the 8 network partners at nominal cash as the shares of ZTO Express were intended to be the consideration transferred to effect the acquisition.  The effective or closing date of the agreements with respect to each of these 8 network partners was January 1, 2014 and the other 7 network partners were accounted as equity investments. Other than Suzhou ZTO Co., Ltd., control over the remaining 6 network partners was obtained in October 2015 through separate acquisitions of the outstanding interests.

The Company has determined the formation of ZTO Express in 2013 and the acquisitions of productive assets of Shanghai Zhongtongji and the 15 network partners should be evaluated as a single transactions as they were completed in contemplation of each other in accordance with the 2013 Restructuring plan.

In response to the Staff’s comment, the Company notes that each of Shanghai Zhongtongji and business of the 15 network partners individually met the definition of a business per Accounting Standards Codification (ASC) 805 — Business Combinations.  The Company therefore believes it is appropriate to consider the guidance in ASC 805-10 to evaluate how to account for the business combinations. The Company also noted that the initial acquisitions involved the acquisition of Shanghai Zhongtongji and the 8 network partners by ZTO Express occurred in January 2014 and 6 network partners in October 2015 and Suzhou ZTO Co., Ltd. in January 2016 effective through the Restructuring.  As more than two entities agree to combine their businesses but none of the owners of the combining entities individually (or as a group of shareholders who are related parties or otherwise have agreed to vote their shares in concert) retain or receive a majority of the voting rights of the combined entities. The Company has determined that such restructuring transactions are considered “roll-up” or “put-together” transactions.

The Company further noted the FASB’s view on roll-up or put-together transactions is discussed in paragraph B27 in the Basis for Conclusions in FASB Statement No. 141(R), Business Combinations, which states:

The Boards concluded that most business combinations, both two-party transactions and those involving three or more entities (multiparty combinations) are acquisitions. The Boards acknowledged that some multiparty combinations (in particular, those that are commonly referred to as roll-up or put-together transactions) might not be acquisitions; however, they noted that the acquisition method has generally been used to account for them. The Boards decided not to change that practice at this time.

Based on the above analysis, the Company believes that it was appropriate to account for the referenced acquisitions of the business of the network partners as business combinations using acquisition accounting.

In response to the Staff’s comment, the Company has revised Note 1 to its consolidated financial statements on page F-10 of the Revised Draft Registration Statement to expand the referenced disclosure.

The Company respectfully advises the Staff that  ZTO Express is the legal acquirer but not accounting acquirer because (1) ZTO Express did not have any operations prior to the restructuring and was formed only to affect the combination of Shanghai Zhongtongji and the 15 network partners; and (2) ZTO Express did not acquire financing and the consideration ZTO Express “paid” to affect the combination was primarily ZTO Express’s equity, which allocation (and ultimate value) was dependent on the aggregated value of Shanghai Zhongtongji and the 15 network partners. Consequently, ZTO Express is not a substantive entity and it should not be treated as the acquirer. Instead, one of the combining entities that existed prior to the 2013 Restructuring should be the accounting acquirer.

Additional facts relevant to the analysis as to which entity is the Accounting Acquirer under the 2013 Restructuring:

•                  With respect to ZTO Express governance, upon the creation of ZTO Express in 2013, a Board of Directors was established with 7 directors, the executive chairman and one other director were shareholders and employees of Shanghai Zhongtongji, two directors were representative from third party institutional investors and the remaining three directors were shareholders of the 15 network partners. Two more directors from ZTO Express management were added to Board of Directors in January, 2014.  The purpose of the Board was to establish a business plan for ZTO Express which was required to be passed by a simple majority vote of directors. All other significant decisions such as changes to the ZTO Express articles of association, equity issuances, and liquidation were required to be passed by a two-thirds majority vote of all shareholders. The remaining decisions, including appointing and removing directors, require a simple majority vote of shareholders. No shareholders have an agreement to vote in concert.

•                  The management of Shanghai Zhongtongji continued to manage the ZTO network and business as management of ZTO Express. Mr. Lai Meisong operates as the chief executive officer, as well as the chairman of the board of directors of ZTO Express, and Mr. Lai Jianfa operates as the executive vice president. The board of directors of ZTO Express has the ability to appoint and remove executive management through a simple majority vote.

•                  While there was common ownership amongst ZTO Express, Shanghai Zhongtongji, and the 15 network partners, neither ZTO Express nor Shanghai Zhongtongji had a controlling financial interest in any of the 15 network partners and therefore was not required to consolidate any of the 15 network partners pursuant to ASC 810 — Consolidation at any time prior to the 2013 Restructuring. As such, the combination of the 15 network partners, Shanghai Zhongtongji, and ZTO Express was not a combination under common control.  The consolidation for the eight network partner occurred in January 2014 and six network partners occurred in October 2015 upon the completion of the acquisitions.

•                  Shanghai Zhongtongji did not have a board of directors and all significant corporate decisions were required to be approved by at least a two-thirds majority vote of its shareholders. No individual shareholder controlled Shanghai Zhongtongji prior to the 2013 Restructuring.

•                  No individual shareholder individually, as group of immediate family members, or with other shareholders as a control group controlled ZTO Express or would have consolidated ZTO Express pursuant to ASC 810 —Consolidation if they had prepared standalone financial statements.

•                  As of January 2014, in terms of revenue, net profit, and total assets, Shanghai Zhongtongji was the largest company relative to the 15 network partners and consisted of 51%, 83% and 68%, respectively, of Shanghai Zhongtongji and the 15 network partners taken together.

In determining which one of the combining entities that existed prior to the Restructuring should be the accounting acquirer, the Company considered the applicable clauses under ASC 805-10-55-11 through 15 and made the analysis as follows:

Analysis of Factors in ASC 805-10-55-11 through 15

ASC 805-10-55-11 states:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

Analysis of Factor. Only nominal cash was exchanged for the net assets of the Shanghai Zhongtongji and the 15 network partners. This factor is therefore not applicable. The principal consideration exchanged in connection with the acquisitions was ordinary shares of ZTO Express.

ASC 805-10-55-12 states:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.              The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis of Factor. As noted in the facts above, in terms of the voting rights at the acquisition of the assets of Shanghai Zhongtongji and the 8 network partners (effective January 2014), Shanghai Zhongtongji’s shareholders as a group represented the largest portion of ZTO Express voting rights at 68%.  This factor points to Shanghai Zhongtongji being the accounting acquirer.

b.              The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Analysis of Factor. As noted in criterion (a) above, owners of Shanghai Zhongtongji collectively have the largest percentage of voting interest in ZTO Express.

c.               The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Analysis of Factor. The initial ZTO Express’s board of directors established in 2013 consisted of two former Shanghai Zhongtongji directors. Directors of ZTO Express may be elected or removed with a simple majority of shareholder votes. As noted in criterion (a) above, Shanghai Zhongtongji’s shareholders as a group hold the largest voting interest in ZTO Express and are able to appoint and remove directors of ZTO Express. While Shanghai Zhongtongji’s representation on the board of directors of ZTO Express is not determinative, its shareholders are able to appoint and remove directors. Therefore, this factor points to Shanghai Zhongtongji being the accounting acquirer.

d.              The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Analysis of Factor. Executive management of ZTO Express is the same as the former management of Shanghai Zhongtongji. The board of directors of ZTO Express can appoint or remove management with a simple majority vote but Shanghai Zhongtongji’s shareholders (two of which are also executive officers of ZTO Express) can change the composition of the board of ZTO Express based on their ownership percentage of ZTO Express. This factor points to Shanghai Zhongtongji being the accounting acquirer.

e.               The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Analysis of Factor. The amount of shares the owners of the combining entities received in ZTO Express were determined by the perceived fair value of the contributed businesses of the combining companies. Therefore, this factor is not determinative.

ASC 805-10-55-13 states: (emphasis added):

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Analysis of Factor.  As of January 2014, the revenue, net profit and total assets of Shanghai Zhongtongji accounted for 51%, 83% and 68% of the total of Shanghai Zhongtongji and the 15 network partners, respectively, so Shanghai Zhongtongji’s relative size is significantly larger than each of the 15 network partners and is larger than all of the 15 network partners combined. This factor points to Shanghai Zhongtongji being the accounting acquirer.

ASC 805-10-55-14 states: (emphasis added):

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

Analysis of Factor. The third party institutional investors initially approached Shanghai Zhongtongji and the 15 network partners about an investment and a future initial public offering, however, the Restructuring plan and implementation was largely driven by shareholders of Shanghai Zhongtongji. Shareholders of Shanghai Zhongtongji negotiated the commitment with the shareholders of the 15 network partners to contribute the business of Shanghai Zhongtongji and the 15 network partners to ZTO Express. This factor points to Shanghai Zhongtongji being the accounting acquirer.

ASC 805-10-55-15 states:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

ZTO Express when established was not considered a substantive new entity and would not be considered the acquirer. Shanghai Zhongtongji, one of the combining entities that existed before the business combination, is identified as the accounting acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.

Note 3: Business Combination, page F-25

19.                               Please provide all of the disclosures required by ASC 805-10-50. In this regard, please revise to disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h).

In response to the Staff’s comment, the Company has revised Note 3 to its consolidated financial statements on page F-27 of the Revised Draft Registration Statement to expand the referenced disclosure.

20.                               We note your disclosure that total consideration for 2014 acquisitions consisted of cash of RMB64,490 and 202,800,000 ordinary shares of ZTO express at a determined fair value of RMB11.73. Please explain to us how the issuance of these common shares is reflected in the statement of shareholders’ equity and specifically, the number of ordinary shares outstanding.

The Company respectfully advises the Staff that 202,800,000 ordinary shares of ZTO Express were issued at par value to shareholders who separately owned Shanghai Zhongtongji and 15 network partners in January 2013, when ZTO Express was established in exchange of their non-binding commitment to transfer their respective businesses to ZTO Express based on the pre-determined percentages as discussed in the response to comment 18 above. As such, 202,800,000 ordinary shares have been outstanding since ZTO Express was established which have been included in the 600,000,000 shares disclosed as being outstanding as of January 1, 2014 in the statement of shareholder’s equity.

While the issuance of 202,800,000 ordinary shares relating to the equity consideration exchanged for the 2014 acquisitions occurred in January 2013 during the formation of ZTO Express, the fair value of these shares were determined at the close of the acquisition on January 1, 2014, the date on which control of the eight network partners was obtained by Shanghai Zhongtongji, the accounting acquirer since it was concluded to be one transaction.  The fair value of these ordinary shares at the date of business acquisitions in the amount of RMB 2,379,182 thousand was recorded as additional paid-in capital in the statement of shareholders’ equity for the year ended December 31, 2014.

Note 5: Land use rights, net, page F-28

21.                               We note from your disclosure in Risk Factors on page 29 that you have not obtained land use rights with respect to three pieces of land currently used by you, including approximately 33,333 square meters of the land you currently use for your headquarters in Shanghai, and you have not obtained ownership with respect to 45 buildings currently used. As a result, you may be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated of demolished. Please tell us, and revise to disclose how the land use rights in question and the buildings and improvements built thereon were valued and recorded on your financial statements. Also, please disclose the estimated financial impact on your financial statements, if the assets on this land were to be confiscated or demolished.

The Company respectfully advises the Staff that all three land use rights were valued based on the consideration paid to the independent third party plus relevant tax and other direct costs incurred.

The land used for the Company’s headquarters in Shanghai, with a historical cost of RMB20.8 million. The Company believes the possibility of obtaining the legal title of this piece of land was remote and therefore recorded this amount in leasehold improvements in PPE as a long term lease prepayment to amortize in five years using a straight-line method.

For the land in Huai’an with total value of RMB3.4 million, the Company is in process of obtaining the land use rights, pending only the completion of the local government’s administrative process. Therefore, the Company believes that it will be probable to obtain the land use rights, and the value of RMB3.4 million has been recorded as land use rights and amortized based on the years agreed in the contracts.

Use rights of the land in Guiyang with total value of RMB5.8 million were legally acquired from the local government after December 31, 2015 and the Company is still in process of completing the registration of the land use rights. Therefore, as at December 31, 2015, the amounts that have been paid to the local government were recorded as prepayments and other current assets.

In response to Staff’s comment, the Company has revised Note 5 to its consolidated financial statements on page F-28 of the Revised Draft Registration Statement to add the referenced disclosure.

The Company further advises the Staff that all referenced buildings were valued at the consideration paid to the independent construction companies plus relevant tax and other costs necessarily incurred to bring it to the condition for its intended use when obtained and would less accumulated depreciation when they were put into use.

As at December 31, 2015, of the 45 buildings, 19 buildings were in use by the Company, with a total net book value of RMB172,768 thousand recorded in Buildings in Property and equipment. The remaining 26 buildings, amounting to RMB254,267 thousand in value, were put to use after December 31, 2015. The amount relating to the remaining 26 buildings was recorded as Construction in progress in Property and equipment as at December 31, 2015 in the consolidated balance sheets.

In response to Staff’s comment, the Company has revised Note 4 to its consolidated financial statements on page F-28 of the Revised Draft Registration Statement to add the referenced disclosure.

Note 7: Investments in Equity Investees, page F-29

22.                               We note your disclosure that in accordance with ASC 805, your pre-existing interest in the entities that were acquired in 2015 was remeasured at fair value, with a resulting gain in the amount of RMB224,148 recorded in earnings. Please tell us, and revise to disclose, how you calculated or determined this fair value of the pre-existing interest in the equity method investments. Your response and revised disclosure should include the nature of all significant assumptions used in your valuation.

The Company respectfully advises the Staff that the fair value of the pre-existing interest in the equity method investments was calculated by deducting the total fair value of additional equity interests acquired in these entities from the fair value of 100% equity interest in these entities at the date of acquisition.

The fair value of 100% equity interest in the acquired entities at the date of the acquisition was determined by adopting an income valuation approach, in particular, the DCF method, to analyze the indicative value of all equity interests in the Company. In addition, the Company also considered the market approach, for example, by reviewing key value indicators, such as multiples of Enterprise Value/EBIT, and the result was within the acceptable value rage based on market approach.

The Company issued ordinary shares of 8,355,852 at a determined per share fair value of RMB48.64 (based on the methodology described under critical accounting policies on page 81 of the registration statement valued on the date of acquisition) and paid cash consideration amounted to RMB23,441 thousand to acquire the additional equity interests in these entities at the date of acquisition.  The total fair value of the additional equity interests in these entities was based on the fair value of the ordinary shares equity consideration and cash exchange.

In response to Staff’s comment, the Company has revised Note 3 to its consolidated financial statements on page F-26 of the Revised Draft Registration Statement to add the referenced disclosure.

Note 12: Earnings per share and dividends per share, page F-36

23.                               Please explain to us why the 584,000 redeemable and contingently convertible share units granted in 2015 do not appear to be included in the earnings per share calculations. If the effect of these securities is anti-dilutive, please revise to disclose that they were excluded from computation of diluted earnings per share as their effect would have been anti-dilutive.

The Company respectfully advises the Staff that the conversion of 584,000 redeemable and contingently convertible share units granted in 2015 is entirely contingent upon IPO.

The Company considered the applicable clause under ASC 260-10-45-54 which states:

If the contingency is based on a condition other than earnings or market price (for example, opening a certain number of retail stores), the contingent shares shall be included in the computation of diluted EPS based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period.

As the contingency has not been met until such time as there is an effective qualified IPO, and the Company has not met this condition, the Company excluded the redeemable and contingently convertible share units granted in 2015 from the denominator in its computation of basic or diluted EPS for the year ended December 31, 2015.

In response to Staff’s comment, the Company has revised Note 12 to its consolidated financial statements on page F-37 of the Revised Draft Registration Statement to add the referenced disclosure.

Note 13: Related Party Transactions, page F-38

24.                               Please explain why Ms. Lai Yufeng was holding RMB228,509 and RMB58,400 in cash and cash equivalents as of December 31, 2014, and 2015 on behalf of the Group.

With respect to the RMB228,509 thousand of cash held as at December 31, 2014, the Company respectfully advises the Staff that the Company set up a bank account under the name of Ms. Lai Yufeng, a de facto agent of the Company, and historically deposited surplus cash into this account to take advantage of certain bank financial products with higher interest rates. The Company withdrew the deposit on an as needed basis. Therefore the period for deposit was short and interest income was immaterial for all periods presented. The Company ceased this practice in 2015 and all the balances have been transferred to Company’s owned accounts in 2015.

With respect to the RMB58,400 thousand of cash held as at December 31, 2015, the Company respectfully advises the Staff that Ms. Lai holds these cash which is the subscription proceeds of share unit awards issued in 2015. Such cash was paid to Ms. Lai’s bank account at direction of the Company. The Company was considering to establish a holding vehicle for the Company’s onshore share incentive platform when the share unit awards are converted to ordinary shares of the Company and Ms. Lai would be involved as the limited partner of the holding vehicle.  As a result, when the holding platform is established, RMB58,400 thousand will be ultimately transferred from Ms. Lai to the Company. As such, the Company permits Ms. Lai to hold the RMB58,400 thousand cash for the time being before the holding platform is established.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Meisong Lai, Chairman and Chief Executive Officer, ZTO Express (Cayman) Inc.

James Jianmin Guo, Chief Financial Officer, ZTO Express (Cayman) Inc.

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP